UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Finance of America Companies Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31738L107

(CUSIP Number)

Reza Jahangiri

895 Dove Street, Suite 300

Newport Beach, CA 92660

(866) 948-0003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31738L107	13D	Page 1 of 5 pages

1	Names of Reporting Persons Bloom Retirement Holdings Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,025,614
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,025,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,025,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.49%
14	Type of Reporting Person CO

CUSIP No. 31738L107	13D	Page 2 of 5 pages

1	Names of Reporting Persons Reza Jahangiri
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,025,614
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,025,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,025,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.49%
14	Type of Reporting Person IN

CUSIP No. 31738L107	13D	Page 3 of 5 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on April 10, 2023 (as amended to date, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,926,412 shares of Class A Common Stock outstanding as of November 5, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bloom Retirement Holdings Inc.	3,025,614	9.49%	0	3,025,614	0	3,025,614
Reza Jahangiri	3,025,614	9.49%	0	3,025,614	0	3,025,614

Bloom Retirement Holdings Inc. is the record holder of 450,538 shares of Class A Common Stock and 2,575,076 FOAEC Units, as reported herein. Mr. Jahangiri is the majority shareholder of Bloom Retirement Holdings Inc. and may be deemed to share voting and dispositive power over the securities held by Bloom Retirement Holdings Inc. The percent of class beneficially owned as reported above gives effect to the Conversion Agreement as previously disclosed in Item 4.

CUSIP No. 31738L107	13D	Page 4 of 5 pages

The FOAEC Units reported above represent the maximum number of FOAEC Units that may be issued pursuant to the Asset Purchase Agreement. On the Closing Date, Bloom Retirement Holdings Inc. was issued 19,692,990 FOAEC Units. Under the Asset Purchase Agreement, Bloom Retirement Holdings Inc. will be issued FOAEC Units only to the extent that its ownership does not exceed 9.49% of the outstanding shares of Class A Common Stock (giving effect to the deemed exchange of all outstanding FOAEC Units) until, among other conditions, certain consents, approvals, authorizations and waivers are satisfied (the “Control Condition”). The FOAEC Units reported above also reflects the forfeiture of 14,289 FOAEC Units by Bloom Retirement Holdings Inc. to the Issuer in satisfaction of certain indemnification reimbursement obligations between October 2023 and April 2024. Each FOAEC Unit is exchangeable into Class A Common Stock on a one-for-one basis at the option of the holder.

(c) Since the Reporting Persons’ most recent filing in Schedule 13D, Bloom Retirement Holdings Inc. has disposed of 165,589 shares of Class A Common Stock in a series of open-market transactions. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction:

Date	Shares Disposed Of	Weighted Average Price Per Share
November 20, 2024	35,168	$20.3493
November 25, 2024	22,480	$19.1467
November 26, 2024	20,924	$18.7684
December 2, 2024	16,334	$18.7737
December 3, 2024	13,017	$19.2417
December 6, 2024	13,992	$20.3728
December 9, 2024	43,674	$22.0757

(d) None.

(e) Not applicable.

CUSIP No. 31738L107	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2024

Bloom Retirement Holdings Inc.

By:	/s/ Reza Jahangiri
Name:	Reza Jahangiri
Title:	Majority Shareholder

/s/ Reza Jahangiri
Reza Jahangiri